VIA EDGAR
June 1, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: NYTEX Energy Holdings, Inc.
Registration Statement on Form 10-12B
File Number 134539
Accession No. 0000950123-09-061611
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, NYTEX Energy Holdings, Inc., a Delaware corporation (“Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form 10-12B (File No. 001-34539) (the “Registration Statement”), together will all exhibits thereto, effective as of the date of filing of this application.
     This request is being made because on March 25, 2011, the Company filed a registration statement on Form 10-12G (File No. 000-53915). No securities have been sold in connection with the Registration Statement. Accordingly, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
     Please do not hesitate to contact the undersigned with any questions regarding this request for withdrawal at (972) 770-4700 or the Company’s counsel, Kevin Woltjen, of Strasburger & Price, LLP at (214) 651-2344.

Sincerely,
/s/ Kenneth K. Conte
Kenneth K. Conte
Executive Vice President Chief Financial Officer

Dallas office: 12222 Merit Drive, Suite 1850 • Dallas, Texas 75251 • Phone: 972 • 770 • 4700 • Fax: 972•770•4701

N.Y. office: N.Y. Mercantile Bldg. • One North End Ave. Suite 1301 • N.Y., N.Y. 10282 • Phone: 212•766•5995 • Fax: 212•766•2424